UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PERSUANT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2017

NY RESIDENTIAL REIT, LLC

(Exact name of issuer as specified in its charter)

File No. 024-10680

Delaware	81-4685796
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

555 Madison Avenue, 6th Floor

New York, NY 10022

Telephone: (212-692-5540)

(Address, and telephone number of principal executive offices)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in the offering circular and the amendments and supplements thereto. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of the offering circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

NY Residential REIT, LLC, or the Company, is a newly organized Delaware limited liability company formed to invest in, acquire and manage a portfolio of residential real estate properties in the borough of Manhattan in New York City. We intend to conduct substantially all of all business through our operating partnership, NY Res REIT LP, a Delaware limited partnership. We intend to elect to qualify and be taxed as a real estate investment trust for U.S. federal income tax purposes, or REIT, commencing with our taxable year ending December 31, 2017.

We are externally managed by Commencement NY LLC, a New York limited liability company, or our Manager. Our Manager is wholly owned by Commencement Capital LLC, a New York limited liability company, or our sponsor.

We intend to focus on the sector that complements our executive officers’ and our advisory board’s expertise in the acquisition and management of real estate. We further intend to capitalize on the ability of our Manager to source, evaluate, negotiate, structure, close and manage acquisitions of residential properties in Manhattan.

We intend to focus on acquiring properties that we believe (1) are likely to generate stable cash flows in the long term and (2) have significant possibilities for short-term capital appreciation, such as those requiring development, redevelopment or repositioning, those located in neighborhoods with what we see as high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We will also seek to generate cash flow through the leasing of properties to residential tenants. Our primary investment objectives are to:

•	preserve, protect and return invested capital; and
•	realize cash flow and capital appreciation in the value of our investments over the long term.

Results of Operations

We were formed on December 12, 2016 and, as of the date of June 30, 2017, we have not commenced operations. We will not commence any significant operations until we have raised $1,000,000 (including from persons who are affiliated with us or our sponsor).

For the six months ended June 30, 2017, we had operating expenses of $50 which consisted of bank fees. Organization and offering costs of the Company are initially being paid by our Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. We will reimburse our Manager for the organization and offering expenses that our Manager has paid or will pay on our behalf, up to a maximum of $500,000.

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Liquidity and Capital Resources

We had net cash of $950 for the period ending June 30, 2017.

In January 2017, we filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on May 5, 2017.  We are offering 5,000,000 shares of common stock on a “best efforts” basis, at a price of $10.00 per share.

Recent Events

On August 16 2017, we filed a post-qualification amendment to our offering statement with the Securities and Exchange Commission.

On August 25, 2017, Brad Thomas resigned his position as a member of our advisory board due to time constraints.

Item 2. Other Information

On June 7, 2017, we entered into a nonbinding engagement letter with W.R. Hambrecht + Co., LLC, a Delaware limited liability company and a registered broker-dealer (“WRH+Co”).

Under the nonbinding engagement letter, the Company engaged WRH+Co to provide the Company with financial advice, including to assist the Company in preparing and executing the public offering of its common shares under Regulation A (the “Offering”) as lead placement agent. The obligation of WRH+Co to act as placement agent in connection with the Offering is subject to conditions, including: (i) the execution of a definitive placement agency agreement; (ii) there occurring no material adverse change in the Company’s business; (iii) satisfactory completion of WRH+Co’s due diligence of the Company; and (iv) the receipt of all necessary consents and regulatory approvals.

The term of the nonbinding engagement letter will continue until the earliest of: (i) June 7, 2018; (ii) its termination by mutual written agreement or by either party upon 30 days’ prior written notice; (iii) the execution of a definitive placement agency agreement with respect to the Offering; (iv) the Company’s termination of the nonbinding engagement letter for “Cause” (defined as WRH+Co’s material failure to provide the services contemplated by the nonbinding engagement letter); or (v) the Company’s decision to abandon the Offering.

The nonbinding engagement letter discusses in a preliminary and nonbinding manner the economic terms that would become effective upon the execution of a definitive placement agency agreement and contains customary indemnification provisions.

Under the nonbinding engagement letter, to the extent that any of the Company’s fees and expenses are paid by WRH+Co with the Company’s approval, the Company, upon request, must promptly reimburse WRH+Co for such amounts from the gross proceeds of the Offering, subject to any limits on the Company’s reimbursement of expenses as described in the Offering documents.

Additionally, the nonbinding engagement letter provides that if the Company does not consummate the Offering or the nonbinding engagement letter is terminated for any reason other than for Cause, the Company must reimburse WRH+Co for all unreimbursed, reasonable, documented, out-of-pocket fees, expenses, and disbursements, including certain fees of WRH+Co’s legal counsel (the “Reimbursable Expenses”) up to $50,000.

Under the nonbinding engagement letter, if at any time during its effectiveness, and 12 months from its termination without consummation of an Offering, the Company decides to pursue a merger or sale of control or similar strategic transaction (a “Strategic Transaction”) the Company must provide WRH+Co with a right of refusal to provide customary advisory services in connection therewith.

Additionally, if the Company consummates a public offering of its securities in which WRH+Co is not offered the opportunity to provide services as placement agent within six months of the termination date of the nonbinding engagement letter by the Company, then the Company must pay WRH+Co a termination fee in an amount equal to (a) $100,000 minus (b) the amount of any Reimbursable Expenses previously paid to WRH+Co (the “Termination Fee”); provided, however, that the Termination Fee will not be payable if the Company has terminated the nonbinding engagement letter for “Cause.”

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Item 3. Financial Statements

NY Residential REIT, LLC

Index to Financial Statements

Page

Balance Sheet as of June 30, 2017 (unaudited) and December 31, 2016 (audited)	4
Statement of Operations – For the period of December 12, 2016 (inception) to December 31, 2016 and for the Six-Month Period ended June 30, 2017	5
Statement of Stockholders’ Equity –For the period of December 12, 2016 (inception) to December 31, 2016 and for the Six-Month Period ended June 30, 2017	6
Statement of Cash Flows – For the period of December 12, 2016 (inception) to December 31, 2016 and for the Six-Month Period ended June 30, 2017	7
Notes to the Financial Statements	8

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NY RESIDENTIAL REIT, LLC

BALANCE SHEET

AS OF JUNE 30, 2017 (unaudited) and DECEMBER 31, 2016 (audited)

(US$)	As of 6/30/2017	As of 12/31/2016
Assets:
Cash	$950	$1,000
Deferred offering costs	83,529	—
Total Assets	84,479	1,000

Liabilities and Members' Deficit
Liabilities:
Accounts payable and accrued expenses	—	—
Due to related party	83,529	—
Total Liabilities	83,529	—

Member’s Equity:
Common stock, par value $0.01 per share; 100 shares authorized, issued and outstanding	—	—
Paid in capital	1,000	1,000
Retained deficit	(50)	—
Total Members' Equity	950	1,000

Total Liabilities and Members' Equity	$84,479	$1,000

The accompanying notes are an integral part of these financial statements.

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NY RESIDENTIAL REIT, LLC

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM DECEMBER 12, 2016 (INCEPTION) TO DECEMBER 31, 2016 (audited) and
THE SIX MONTH PERIOD ENDING JUNE 30, 2017 (unaudited)

	For the period of December 12, 2016 (inception) to December 31, 2016	For the sixth month period ending June 30, 2017
Revenues	$—	$—
Operating expenses
Offering expenses	—	(50)
Total expenses
Net Loss	$—	$(50)

The accompanying notes are an integral part of these financial statements.

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NY RESIDENTIAL REIT, LLC

STATEMENT OF CHANGES IN MEMBER’S EQUITY (DEFICIT)
FOR THE PERIOD FROM DECEMBER 12, 2016 (INCEPTION) TO DECEMBER 31, 2016 (audited) and
THE SIX MONTH PERIOD ENDING JUNE 30, 2017 (unaudited)

Total Member’s Equity (Deficit)
Balance at December 12, 2016 (inception)	$—
Capital Contributions	1,000
Distributions	—
Net Loss	—
Balance at December 31, 2016	$1,000

Balance at December 31, 2016	$1,000
Capital Contributions	—
Distributions	—
Net Loss	(50)
Balance at June 30, 2017	$950

The accompanying notes are an integral part of these financial statements.

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NY RESIDENTIAL REIT, LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 12, 2016 (INCEPTION) TO DECEMBER 31, 2016 (audited) and
THE SIX MONTH PERIOD ENDING JUNE 30, 2017

	For the period of December 12, 2016 (inception) to December 31, 2016	For the sixth month period ending June 30, 2016
Cash Flows from Operating Activities
Net Loss	$—	$(50)
Net Cash Used In Operating Activities	—	(50)

Cash Flows From Financing Activities
Capital contributions from related party	1,000	—
Net Cash Provided By Financing Activities	1,000	—

Net Change In Cash	1,000	(50)

Cash at Beginning of Period	—	1,000
Cash at End of Period	$1,000	$950

The accompanying notes are an integral part of these financial statements.

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NY RESIDENTIAL REIT, LLC

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION

NY Residential REIT, LLC (the “Company”) was formed on December 12, 2016 pursuant to, and in accordance with, the Delaware Limited Liability Company Act (the “Act”). The Company was organized to invest in, acquire and manage a portfolio of residential real estate properties in the borough of Manhattan in New York City. As of June 30, 2017, the Company had not yet commenced operations and has not entered into any contracts to acquire properties. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Reporting and Use of Estimates

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates. The Company has elected to adopt early application of Accounting Standard Update No. 2014-10, Development State Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Organizational Costs

In accordance with FASB Accounting Standards Codification (“ASC”) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

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Offering Costs

Offering costs to be incurred in connection with the Offering will be reflected as a reduction of member’s equity. Costs incurred that are not directly associated with the completion of the Offering will be expensed as incurred.

The Company will reimburse its Manager for any costs associated with the offering from the proceeds from the Offering, to be capped at $500,000.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

3.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of this filing and has not identified any events that require additional disclosure.

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Item 4. Exhibits

Exhibit No.	Description
2.1(1)	Certificate of Formation
2.2(2)	Amended and Restated Operating Agreement
4.1(1)	Form of Subscription Agreement
6.1(2)	2017 Stock Incentive Plan
6.2(2)	Limited Partnership Agreement of NY Res REIT LP

(1) Included as an Exhibit of the Company's Offering Statement on Form 1-A/A filed with the SEC on April 25, 2017.

(2) Included as an Exhibit of the Company's Offering Statement on Form 1-A/A filed with the SEC on May 1, 2017.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 29, 2017.

NY Residential REIT, LLC

By:	/s/ Jesse Stein
Name: Jesse Stein Title: Chief Executive Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Jesse Stein	Chief Executive Officer	September 29, 2017
Jesse Stein	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)